SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

TechnipFMC plc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87110105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. G87110105

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person
2)

  Check the appropriate box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 14,200,375
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 25,861,455
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,861,455
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.74%
12)	Type of Reporting Person HC

1(a)	Name of Issuer:	TechnipFMC plc

1(b)	Address of Issuer’s Principal Executive Offices:	Hadrian House, Wincomblee Road Newcastle Upon Tyne, UK E6 3PL

2(a)	Name of Person Filing:	Ameriprise Financial, Inc. (“AFI”)

2(b)	Address of Principal Business Office:	Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474

2(c)	Citizenship:	Delaware

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	G87110105

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Vice President, Co-Head of Global Operations

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management| Global Operations and Investor Services
Telephone: (617) 747-0663